CUSIP NO. 64115A105                13G                       PAGE 1 OF 10 PAGES



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                                 (RULE 13d-102)

             Information to be included in Statements filed pursuant
                       to Rules 13d-1(b), (c), and (d) and
               Amendments thereto filed pursuant to Rule 13d-2(b)
                              (Amendment No. 1)(1)

                           NetSol International, Inc.
   --------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
  ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   64115A105
  ---------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 5, 1999
  ---------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [_]      Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Page 1 of 10 Pages
No Exhibit Index


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CUSIP NO. 64115A105                13G                       PAGE 2 OF 10 PAGES


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Blue Water Master Fund, L.P.

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [_]
                                                                   (b)  [_]


-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Blue Water Master Fund, L.P.  - British Virgin Islands

-------------------------------------------------------------------------------
            NUMBER OF       5      SOLE VOTING POWER

              SHARES               Blue Water Master Fund, L.P. - 861,300 **

                            ---------------------------------------------------
           BENEFICIALLY     6      SHARED VOTING POWER

             OWNED BY              Blue Water Master Fund, L.P. - 0

                            ---------------------------------------------------
               EACH         7      SOLE DISPOSITIVE POWER

            REPORTING              Blue Water Master Fund, L.P. - 861,300 **

                            ---------------------------------------------------
              PERSON        8      SHARED DISPOSITIVE POWER

               WITH:               Blue Water Master Fund, L.P. - 0

-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Blue Water Master Fund, L.P. - 861,300 **

-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [_]


-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         10.0% **   (based on 8.6 million shares outstanding as provided by the issuer on November 4, 1999)

-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         Blue Water Master Fund, L.P. - OO

-------------------------------------------------------------------------------

*        See Instruction before filling out.
**       See Item 4 of this filing.

CUSIP NO. 64115A105                13G                       PAGE 3 OF 10 PAGES


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Blue Water Partners, L.L.C.

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [_]
                                                                   (b)  [_]


-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Blue Water Partners, L.L.C. - State of California

-------------------------------------------------------------------------------
            NUMBER OF       5      SOLE VOTING POWER

              SHARES               Blue Water Partners, L.L.C. - 861,300 **

                            ---------------------------------------------------
           BENEFICIALLY     6      SHARED VOTING POWER

             OWNED BY              Blue Water Partners, L.L.C. - 0

                            ---------------------------------------------------
               EACH         7      SOLE DISPOSITIVE POWER

            REPORTING              Blue Water Partners, L.L.C. - 861,300 **

                            ---------------------------------------------------
              PERSON        8      SHARED DISPOSITIVE POWER

               WITH:               Blue Water Partners, L.L.C. - 0

-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Blue Water Partners, L.L.C. - 861,300 **

-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [_]

-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         10.0% **   (based on 8.6 million shares outstanding as provided by the issuer on November 4, 1999)

-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         Blue Water Partners, L.L.C. - OO

-------------------------------------------------------------------------------

*        See Instruction before filling out.
**       See Item 4 of this filing.

CUSIP NO. 64115A105                13G                       PAGE 4 OF 10 PAGES


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         JDI Management Corp.

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [_]
                                                                   (b)  [_]


-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         JDI Management Corp. - State of New York

-------------------------------------------------------------------------------
            NUMBER OF       5      SOLE VOTING POWER

              SHARES               JDI Management Corp. - 861,300 **

                            ---------------------------------------------------
           BENEFICIALLY     6      SHARED VOTING POWER

             OWNED BY              JDI Management Corp. - 0

                            ---------------------------------------------------
               EACH         7      SOLE DISPOSITIVE POWER

            REPORTING              JDI Management Corp. - 861,300 **

                            ---------------------------------------------------
              PERSON        8      SHARED DISPOSITIVE POWER

               WITH:               JDI Management Corp. - 0

-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         JDI Management Corp. - 861,300 **

-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [_]


-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         10.0% **   (based on 8.6 million shares outstanding as provided by the issuer on November 4, 1999)

-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         JDI Management Corp. - CO

-------------------------------------------------------------------------------

*        See Instruction before filling out.
**       See Item 4 of this filing.

CUSIP NO. 64115A105                13G                       PAGE 5 OF 10 PAGES


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Jonathan D. Iseson

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [_]
                                                                   (b)  [_]


-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Jonathan D. Iseson - United States of America

-------------------------------------------------------------------------------
            NUMBER OF       5      SOLE VOTING POWER

              SHARES               Jonathan D. Iseson  - 861,300 **

                            ---------------------------------------------------
           BENEFICIALLY     6      SHARED VOTING POWER

             OWNED BY              Jonathan D. Iseson - 0

                            ---------------------------------------------------
               EACH         7      SOLE DISPOSITIVE POWER

            REPORTING              Jonathan D. Iseson - 861,300 **

                            ---------------------------------------------------
              PERSON        8      SHARED DISPOSITIVE POWER

               WITH:               Jonathan D. Iseson - 0

-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Jonathan D. Iseson - 861,300 **

-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [_]


-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         10.0% **   (based on 8.6 million shares outstanding as provided by the issuer on November 4, 1999)

-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         Jonathan D. Iseson - IN

-------------------------------------------------------------------------------

*        See Instruction before filling out.
**       See Item 4 of this filing.

CUSIP NO. 64115A105                13G                       PAGE 6 OF 10 PAGES

ITEM 1.

(a)   Name of Issuer:  NetSol International, Inc.
(b)   Address of Issuer's Principal
                  Executive Offices:           233 Wilshire Blvd., Suite 510
                                               Santa Monica, CA 90401


ITEM 2.

(a) - (c)  Name, Principal Business Address and Citizenship of Persons Filing:

      (1)   Blue Water Master Fund, L.P.
            c/o Citco Fund Services
            Kaya Flamboyan 9
            Curacao, Netherland Antilles
            Citizenship:  British Virgin Islands

      (2)   Blue Water Partners, L.L.C.
            701 Palomar Airport Road, Suite 150
            Carlsbad, California  92009
            Citizenship:  California

      (3)   JDI Management Corp.
            6 Chanticlaire
            Manhasset, NY  11030
            Citizenship:  New York

      (4)   Jonathan D. Iseson
            c/o Blue Water Partners, L.L.C.
            6 Chanticlaire
            Manhasset, NY  11030
            Citizenship:  USA

(d)   Title of Class of Securities:  Common Stock, par value $0.001 per share
(e)   CUSIP Number:  64115A105


ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
         13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

    (a) - (j)  Not Applicable.

    If this Statement is filed pursuant to Rule 13d-1(c), check this box. [X]

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CUSIP NO. 64115A105                13G                       PAGE 7 OF 10 PAGES


ITEM 4.  OWNERSHIP

     The information in Items 1, 5 through 11 on the cover pages (pp. 2-5) on
Schedule 13G is hereby incorporated by reference.

     Blue Water Master Fund, L.P., a British Virgin Islands limited partnership (the "Fund"), was formed for the purpose of investing in U.S. equities. All of the shares of NetSol International, Inc. ("NetSol") covered hereby are owned of record by the Fund. The Fund has the right to receive any dividends on, or the proceeds from the sale of, these securities.

     Blue Water Partners, L.L.C., a California limited liability company (the "L.L.C."), is the general partner of the Fund. As a result of its role as general partner of the Fund, the L.L.C. has the ability to exercise voting and/or dispositive power over shares of NetSol held in the Fund, and, therefore, the L.L.C. may be deemed to be the beneficial owner of the shares of NetSol held by the Fund. However, the L.L.C. does not have the right to receive any dividends on, or the proceeds from the sale of, the securities held in the Fund and disclaims any ownership associated with such rights.

     JDI Management Corp., a New York corporation ("JDI"), is a principal of the L.L.C. As a principal of the L.L.C., JDI has the ability to exercise voting and/or dispositive power through the L.L.C. over shares of NetSol held in the Fund. Consequently, JDI may be deemed to be the beneficial owner of the shares of NetSol beneficially owned by the L.L.C. However, JDI does not have the right to receive any dividends on, or the proceeds from the sale of, the securities held in the Fund and disclaims any ownership associated with such rights.

     Jonathan D. Iseson is the principal of JDI and is the investment manager and decision maker for the Fund. Mr. Iseson is filing this joint statement with the Fund because such roles enable him to exercise control over JDI, the L.L.C. and the Fund. Mr. Iseson does not own of record any shares of NetSol and he has not engaged in any transaction in common stock. However, as a result of his position as the principal of JDI, which is the principal of the L.L.C., which is the general partner of the Fund, and as the investment manager and decision maker for the Fund, Mr. Iseson has the power to exercise or to direct the exercise of such voting and/or dispositive power that the Fund may have with respect to NetSol common stock held by the Fund. All shares reported herein have been acquired by the Fund, and Mr. Iseson specifically disclaims beneficial ownership over any shares of NetSol common stock that he, JDI, the L.L.C. or the Fund may be deemed to beneficially own. Mr. Iseson does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Fund and disclaims any ownership associated with such rights.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not Applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     See Item 4 above.

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CUSIP NO. 64115A105                13G                       PAGE 8 OF 10 PAGES


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not Applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Not Applicable.


ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 64115A105                13G                       PAGE 9 OF 10 PAGES

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 10, 1999

BLUE WATER MASTER FUND, L.P.

By:  Blue Water Partners, L.L.C.
         Its General Partner

         By:  JDI Management Corp.
                  Its Principal

                  By:  Jonathan D. Iseson
                           Its Principal

                           /s/  Jonathan D. Iseson
                  -------------------------------------

BLUE WATER PARTNERS, L.L.C.

By:  JDI Management Corp.
         Its Principal

         By:  Jonathan D. Iseson
                  Its Principal

                  /s/  Jonathan D. Iseson
             -------------------------------------

JDI MANAGEMENT CORP.

By:  Jonathan D. Iseson
         Its Principal

         /s/  Jonathan D. Iseson
-------------------------------------

JONATHAN D. ISESON

         /s/  Jonathan D. Iseson
-------------------------------------

CUSIP NO. 64115A105                13G                       PAGE 10 OF 10 PAGES

EXHIBIT A

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of NetSol International, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 30th day of September 1999.

BLUE WATER MASTER FUND, L.P.

By:  Blue Water Partners, L.L.C.
         Its General Partner

         By:  JDI Management Corp.
                  Its Principal

                  By:  Jonathan D. Iseson
                           Its Principal

                           /s/  Jonathan D. Iseson
                  -------------------------------------

BLUE WATER PARTNERS, L.L.C.

By:  JDI Management Corp.
         Its Principal

         By:  Jonathan D. Iseson
                  Its Principal

                  /s/  Jonathan D. Iseson
           -------------------------------------

JDI MANAGEMENT CORP.

By:  Jonathan D. Iseson
         Its Principal

         /s/  Jonathan D. Iseson
-------------------------------------

JONATHAN D. ISESON

         /s/  Jonathan D. Iseson
-------------------------------------